

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2018

Jeffrey Wun
Chief Executive Officer
Aerkomm Inc.
923 Incline Way #39
Incline Village, NV 89451

      Re: Aerkomm Inc.
              Amendment No. 2 to Registration Statement on Form S-1
              Filed February 12, 2018
              File No. 333-222208

Dear Mr. Wun:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Our references to prior comments are to comments in our February 9, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1

Market for Common Equity and Related Stockholder Matters, page 33

1.   We note your revised disclosure in response to comment 2. Your disclosure indicates that you plan to file an application for listing on either the NYSE or Nasdaq *prior to the effective date of this registration statement*. Please update your disclosure prior to requesting effectiveness to identify the exchange and confirm that your application has been filed. We note your disclosure about providing a full year of audited financial statements and successful completion of this offering as prerequisites for listing on the NYSE or Nasdaq. Additionally, clarify how you intend to satisfy the other initial listing

standards of either exchange. For example, if the Company chooses the NYSE, tell us how the Company satisfies the requisite market value of publicly held shares, average monthly trading volume requirement, and earnings or global market capitalization tests.

Executive Compensation, page 68

2. Please revise your header on page 68 to reflect that the summary compensation table encompasses executive compensation information for the fiscal year ended December 31, 2017. Additionally, revise your disclosure on page 69 to address whether there are any outstanding options held by your named executive officers as of the end of your fiscal year ended December 31, 2017.

General

3. Please ensure that your filing discloses all information currently represented by blanks, except information that Rule 430A permits you to exclude. We note, for example, that you have not yet disclosed the number of shares of common stock being offered, an estimate of the net proceeds at various levels of success (e.g. minimum, 50%, 75% and maximum amounts sold), based on a bona fide estimate of the public offering price, and all other information not permitted to be omitted pursuant to Rule 430A (e.g., Capitalization and Dilution tables).

    Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Larry Spirgel, Assistant Director, at (202) 551-3810 with any questions.

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